FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                24 November 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Standard & Poors Ratings' sent to the London Stock Exchange on 24 November 2003 press release

PR0345

mmO2 WELCOMES STANDARD & POOR'S RATINGS UPGRADE

Released: 24 November 2003

mmO2 today welcomed Standard & Poor's Ratings Services decision to raise its long-term corporate and senior unsecured debt ratings on the company to 'BBB' from 'BBB-' as well as assign a 'stable outlook'.

The upgrade follows mmO2's interim results last week at which it posted its first pre-tax profit almost exactly two years after becoming an independent, publicly-listed company.

David Finch, chief financial officer of mmO2, said: "We are pleased that Standard & Poor's has acknowledged our further revenue and profit growth across our businesses in the UK, Germany and Ireland, whilst reducing net debt. As we move forward, we remain committed to maintaining our operational and financial momentum with initiatives such as O2 Airwave, the Tesco Mobile joint-venture and the new pan-European mobile alliance."

In its statement, Standard & Poor's noted: "The upgrade reflects mmO2's improved business performance, particularly in Germany, and its lower financial risk due to better than expected cash generation profile and resulting lower absolute debt. The company's management is expected to continue its consistently prudent strategic, operational, and financial policies and execution."

Note to Editors

In July this year, Fitch rating agency improved its ratings outlook for mmO2 from 'stable' to 'positive' and affirmed the company's 'BBB' senior unsecured rating.

                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in three companies - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has 19.2 million customers and some 12,000 employees; and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.2% of total service revenues in the quarter ending 30 September 2003.

mmO2 Contacts:

David Nicholas Simon Gordon
Head of Media Relations Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0) 771 575 9176 t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 24 November 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary